Exhibit 23.3

INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM’S CONSENT

We consent to the incorporation by reference in this Registration Statement of ConvergeOne Holdings, Inc. on Form S-8 of our report dated February 20, 2018, which includes an explanatory paragraph as to Forum Merger Corporation’s ability to continue as a going concern, with respect to our audits of the consolidated financial statements of Forum Merger Corporation as of December 31, 2017 and 2016 and for the year ended December 31, 2017 and for the period from November 17, 2016 (inception) through December 31, 2016 appearing in the Annual Report on Form 10-K of Forum Merger Corporation for the year ended December 31, 2017. We were dismissed as auditors on February 22, 2018 and, accordingly, we have not performed any audit or review procedures with respect to any financial statements appearing in such Prospectus for the periods after the date of our dismissal.

/s/ Marcum LLP

Marcum LLP

New York

March 20, 2018